

September 12, 2012

<u>Via E-mail</u>
Mr. Frank D. Puissegur
Chief Financial Officer
American Fiber Green Products, Inc.
4209 Raleigh Street
Tampa, Florida 33619

    RE: American Fiber Green Products, Inc.
                  Form 10-K for the Year Ended December 31, 2011
                  Filed April 11, 2012
                  Form 10-Q for the Period Ended March 31, 2012
                  Filed May 23, 2012
                  File No. 0-28978

Dear Mr. Puissegur:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Disclosure Controls and Procedures, page 29</u>

1. In discussing your evaluation of disclosure controls and procedures over financial reporting you say, "Management conducted its evaluation based on the framework in Internal Control – Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission (COSO)." The COSO Framework relates to internal control over financial reporting, rather than disclosure controls and procedures, so we are not sure why you used it to also evaluate your disclosure controls and procedures. Please advise. Please also revise your disclosures accordingly. Similarly revise your disclosures in your Forms 10-Q for the periods ended March 31, 2012 and June 30, 2012.

Changes in Internal Control Over Financial Reporting, page 30

2. Your current disclosure indicates that there were no changes during the fourth fiscal quarter ended December 31, 2010. Please confirm that there were no changes in internal control over financial reporting during the fourth fiscal quarter ended December 31, 2011 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting and revise your disclosure accordingly. Refer to Item 308(c) of Regulation S-K.

Exhibit 32.1 and 32.2

3. The certifications under Exhibits 32.1 and 32.2 in your Form 10-K for the period ended December 31, 2011 refer to the incorrect period end of December 31, 2010. Please amend your Form 10-K to include Exhibits 32.1 and 32.2 that refer to the period ended December 31, 2011. Exhibit 32.2 should also be revised so that Michael A. Fried's name does not appear in the first paragraph, since he is not the individual that signed the certification. Please also ensure that you provide currently dated certifications with your amendment which refer to the Form 10-K/A.

Form 10-Q for the Period Ended March 31, 2012

Controls and Procedures

4. You disclose that your CEO and CFO conducted an evaluation of your disclosure controls and procedures as of December 31, 2009. Your disclosure controls and procedures should have been evaluated as of March 31, 2012. Please amend your Form 10-Q to revise your disclosure to reference the appropriate period. Please ensure that you provide currently dated certifications with your amendment which refer to the Form 10-Q/A.

Exhibit 32.2

5. Please amend Exhibit 32.2, so that Michael A. Fried's name does not appear in the first paragraph, since he is not the individual that signed the certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief